Exhibit 99.1

NexGen Commences Winter Drill Program At Rook I

Vancouver, BC, January 29, 2018 - NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, NYSE MKT:NXE) is pleased to announce that the winter 2018 drill program has begun at our 100% owned, Rook I property, in the Athabasca Basin, Saskatchewan.

The winter 2018 program will consist of approximately 25,000 m using eight drill rigs and focus on a number of key objectives. At the Arrow Deposit, drilling will focus on further A3 high grade zone definition, targeting the large untested areas surrounding the A1 - A5 shears, potential extensions of the shears particularly to the north east, and definition of newly discovered high grade mineralization northwest of the A1 shear (see News Release dated January 17, 2018). At South Arrow, drilling will continue to focus on defining the extent of uranium mineralization in all directions. Further, highly ranked geophysical targets on the Arrow, South Arrow and Mirror conductors will be targeted due to the results of geophysical surveys conducted predominantly in 2016 and 2017.

Development, Activities & Financial

•	Pre-feasibility staged technical studies including geotechnical work, hydrogeological work, and metallurgy continue in advance of the maiden Pre-Feasibility Study scheduled for Q3/2018.
•	The Company has cash on hand of approximately $155 million.

Figure 1 shows the winter 2018 drilling areas. Figures 2 and 3 show the three-dimensional geophysical signature of the Mirror target area. Figure 4 shows the high priority Area 8 resistivity low anomaly amongst others. The association of these anomalies and mineralization at Arrow and South Arrow is evident.

Leigh Curyer, Chief Executive Officer, commented: “The Company is focusing on multiple objectives in 2018 in parallel to drilling at Rook I. Key personnel appointments in 2017 has placed NexGen in a solid position to advance the various components of the Arrow Pre-Feasibility Study and other studies focused on optimizing the development of Arrow. The winter 2018 drilling will focus on testing in areas that hold high potential for additional mineralized shears, extensions of existing mineralized shears and new high grade sub zones in close proximity to Arrow. Further, drilling at South Arrow located 400 m south of Arrow, will continue to focus on determining the extent of mineralization discovered in 2017. Additionally, the Company will begin to test highly ranked geophysical targets within a 2 km radius of Arrow and along the Patterson Corridor, which is largely unexplored on Rook I, yet hosts four known uranium mineralized zones. We look forward to delivering the results of drilling and the development studies throughout 2018.”

Figure 1: Winter Drilling Areas - ZTEM Resistivity - 450m Depth Slice

Legend
Property Boundary
VTEM Conductor
Mineralization
N
Arrow
South Arrow
Conductor
Mirror Conductor
Arrow Conductor
NexGen Energy Ltd.
Drilling Areas - Winter 2018
Scale 1:25000
250 0 250 500 750
(meters)
NexGen
Energy Ltd.

Figure 2: Mirror Target Area - Ground Gravity 3D Inversion

1.5 km
Arrow
Mirror
South Arrow
Mineralization
Arrow Gravity
Anomaly
Mirror Gravity
Anomaly
Arrow Deposit
Arrow Conductor
"Giant" Deposit
South Arrow Conductor
Strongly Mineralized
Mirror Conductor
Unknown

Mirror Target Area

Ground Gravity - 3D Inversion

Cross-Section - Looking Northeast

NexGen Energy Ltd.

Figure 3: Mirror Target Area - ZTEM Resistvity 3D Inversion

1.5 km
Arrow
Mirror
South Arrow
Mineralization
Arrow Deposit
Arrow Conductor
"Giant" Deposit
South Arrow Conductor
Strongly Mineralized
Mirror Conductor
Unknown

Mirror Target Area

ZTEM Resistivity - 3D Inversion

Cross-Section - Looking Northeast

NexGen Energy Ltd.

Figure 4: Combined 2016 and 2017 3D Resistivity

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. The Arrow deposit’s updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the Indicated Mineral Resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the Inferred Mineral Resource category.

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Vice President Corporate Development

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca
http://www.nexgenenergy.ca

For Media Inquiries:

Jonathan Goldberg

KCSA Strategic Communications

+1 212 896 1282

jgoldberg@kcsa.com

Technical Information

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President - Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource please refer to the technical report entitled “Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada” dated effective September 1, 2017 (the “Rook 1 Technical Report”) prepared by Jason J. Cox, David M. Robson, Mark B. Mathisen, David A. Ross, Val Coetzee and Mark Wittrup, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

U.S. investors are advised that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of the material in these categories will ever be converted into mineral reserves.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company’s Annual Information Form dated March 31, 2017 under “Risk Factors”.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.